22004596

ON

OMB APPROVAL
OMB Number: 3235-0123
Expires: Oct. 31, 2023
Estimated average burden hours per response: 12

SEC FILE NUMBER
8-070254

SEC Mail Processing

MAR 3 1 2022

Washington, DC

ANNUAL REPORTS

FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2021 (MM/DD/YY) AND ENDING 12/31/2021 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Duane Street Capital BD LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1688 Meridian Avenue, Suite 701
(No. and Street)

Miami Beach, FL 33139
(City) (State) (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Brian Connolly (Name) | (929) 387-7028 (Area Code – Telephone Number) | brian.connolly@duanecap.com (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Morey, Nee, Buck & Oswald, LLC
(Name – if individual, state last, first, and middle name)

2571 Baglyon Circle, Suite B20, Bethlehem, PA 18020
(Address) (City) (State) (Zip Code)

08/09/2011 (Date of Registration with PCAOB)(if applicable) | 5510 (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Brian Connolly, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Duane Street Capital BD LLC, as of December 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

STATE OF FLORIDA
MIAMI DADE COUNTY
30 MARCH 2022

WINSLOW C. THOMPSON
Notary Public - Florida
Commission #HH198190
Comm. Exp. 11/15/2025

Signature:

Title:
Brian Connolly, Managing Member

Notary Public

This filing contains (check all applicable boxes):**

- [x] (a) Statement of financial condition.
- [ ] (b) Notes to consolidated statement of financial condition.
- [x] (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- [x] (d) Statement of cash flows.
- [x] (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- [ ] (f) Statement of changes in liabilities subordinated to claims of creditors.
- [x] (g) Notes to consolidated financial statements.
- [x] (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- [ ] (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- [x] (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- [ ] (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- [ ] (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- [x] (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- [ ] (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- [x] (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- [ ] (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- [x] (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- [ ] (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [x] (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (t) Independent public accountant's report based on an examination of the statement of financial condition.
- [x] (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- [ ] (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [x] (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- [ ] (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- [ ] (z) Other: ____

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Duane Street Capital BD LLC

Financial Statements
AND
Independent Auditors Report

December 31, 2021

(Confidential Pursuant to Rule 17a5(e)(3)

Duane Street Capital BD LLC

Table of Contents

Morey, Nee, Buck & Oswald, LLC

Certified Public Accountants and Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of Duane Street Capital BD LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Duane Street Capital BD LLC as of December 31, 2021, the related statements of income, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Duane Street Capital BD LLC as of December 31, 2021, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Duane Street Capital BD LLC's management. Our responsibility is to express an opinion on Duane Street Capital BD LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Duane Street Capital BD LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Computation of Net Capital Under SEC Rule 15c3-1, Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3 and Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3 has been subjected to audit procedures performed in conjunction with the audit of Duane Street Capital BD LLC's financial statements. The supplemental information is the responsibility of Duane Street Capital BD LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computation of Net Capital Under SEC Rule 15c3-1, Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3 and Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3 is fairly stated, in all material respects, in relation to the financial statements as a whole.

Morey, Nee, Buck & Oswald, LLC

We have served as Duane Street Capital BD LLC's auditor since 2019.

Bethlehem, PA

March 29, 2022

1120 N. Bethlehem Pike • Suite 107 • PO Box 459 • Spring House, PA 19477• Phone: 610-882-1000
2571 Baglyos Circle • Suite B20 • Bethlehem, PA 18020 • Phone: 610-882-1000
27 E. High Street • Suite A • Somerville, NJ 08876 • Phone: 908-393-0549
430 W. 24th Street • Suite 1A • New York, NY 10011• Phone: 212-741-5117

www.moreycpa.com

Duane Street Capital BD LLC
STATEMENT OF FINANCIAL CONDITION
December 31, 2021

ASSETS

Cash in bank	$	190,343
Commissions Receivable		25,939
Prepaid Expenses		1,332
Total Assets	$	217,614

LIABILITIES AND MEMBER'S EQUITY

Accounts Payable	$	22,285
Total Liabilities		22,285
Capital		
Member's Equity		195,329
Total Liabilities and Member's Equity	$	217,614

See notes to financial statements

Duane Street Capital BD LLC
STATEMENT OF INCOME
Year ended December 31, 2021

Revenues		
Commisions	$	130,126
Operating expenses:		
Commissions		77,698
Accounting		12,813
Regulatory fees		3,258
Complaince		6,000
Rent		2,280
Insurance		566
Office		6,560
		109,175
Net Income	$	20,951

See notes to financial statements

Duane Street Capital BD LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
Year Ended December 31, 2021

Balance, January 1, 2021	$	174,378
Net Income		20,951
Balance, December 31, 2021	$	195,329

See notes to financial statements

Duane Street Capital BD LLC
STATEMENT OF CASH FLOWS
Year Ended December 31, 2021

Cash flows from operating activities:		
Net income (loss)	$	20,951
Adjustment to reconcile net income to net cash provided by operating activities		
(Increase) in Commission Receivable		(1,599)
Decrease in Prepaid Expenses		155
Increase in Accounts Payable		9,803
Net cash provided by operating activities		29,310
Net Increase in cash		29,310
Cash, beginning of year		161,033
Cash, end of year	$	190,343
Supplemental disclosure:		
Income taxes paid		0
Interest expense paid		0

See notes to financial statements

1. **Nature of Business**

Duane Street Capital BD LLC (the "Company") was incorporated as a Limited Liability Company in the state of New York on October 18, 2018. The Company was approved as a broker-dealer under the Securities and Exchange Act of 1934 (the "Securities Act") on April 2, 2019 and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is wholly owned by Brian S. Connolly. In February 2021 the Company moved from the state of New York to Miami Beach, Florida.

The Company is engaged in the business of introducing U.S. institutional investors to other U.S. or foreign broker/dealers, who will engage with these investors and facilitate trading in U.S. or foreign equity securities and U.S. Government Securities on their behalf. The Company has no risk in the eventual settlement of the trade.

2. **Summary of Significant Accounting Policies**

Basis of Accounting

The financial statements of the Company have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Cash and Cash Equivalents

The Company considers all short-term highly liquid instruments which are readily convertible into cash and have maturities as of the date of purchase of three months or less to be cash equivalents.

Income Taxes

As a limited liability company, the Company is not recognized as a taxable entity for federal income tax purposes; thus, no income tax expense has been recorded in the financial statements. The tax effect of the Company's transactions related to this entity is the responsibility of its sole member.

Note 2: Summary of Significant Accounting Policies (Continued)

Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash. The Company places its cash with financial institutions that management believes are creditworthy.

Use of Estimates

In preparing the financial statements in conformity with U.S. generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported amounts of revenue and expenses at the date of the financial. Actual results could differ from those estimates.

Revenue Recognition and Expenses

The Company accounts for revenue in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Update ("ASU") No. 2014-09, Revenue from Contracts with Customers (the Accounting Standards Codification 606, ("ASC 606")).

The Company generates revenue by introducing U.S. institutional investors to other U.S. or foreign broker/dealers, who will engage with these investors and facilitate trading in U.S. or foreign equity securities and U.S. Government Securities on their behalf. Revenue is recognized as earned. Expenses associated with the Company's business are expensed as incurred.

3. <u>Net Capital</u>

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2021, the Company had net capital of $168,058, which was $163,058 in excess of its required net capital of $5,000 and the Company had $22,285 in aggregate indebtedness, representing 13.3% of net capital.

4. Related Party Transactions

The Company has an expense sharing agreement with Duane Street Capital, LLC, an entity under common control. Pursuant to this agreement, rent and administrative fees were allocated to the Company. For the year ended December 31, 2021, $2,280 of rent and $4,800 of administrative fees were paid to Duane Street Capital, LLC. These amounts are included in rent and office expense items in the Statement of Income. The Company had no receivables or payables to affiliated parties at December 31, 2021.

5. Commitments and Contingencies

Concentrations Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash deposits in excess of federally insured limits. The Company places its cash and cash equivalents with financial institutions that are considered high quality financial institutions by the Company's management. At times, such cash investments may be in excess of federally insured limits. The Company had a total of $190,343 on deposit in a United States financial institution at December 31, 2021 which did not exceed the Federal Deposit Insurance Corporate (FDIC) insured amounts.

For the year ended December 31, 2021, 100% of revenue is from a Commission Sharing Agreement. In addition, one customer accounts for 100% of revenue and receivables.

6. Revenues from Contracts with Customers

The following table presents our total revenues separated for our revenues from contracts with customers and our other sources of revenues:

Total Revenue from contracts with customers	$130,126

Revenue from contracts with customers is recognized when, or as, we satisfy our performance obligations by transferring the promised goods or services to the customers. A good or service is transferred to a customer when, or as, the customer obtains control of that good or service. A performance obligation may be satisfied over time or at a point in time. Revenue from a performance obligation satisfied over time is recognized by measuring our progress in satisfying the performance obligation in a manner that depicts the transfer of the goods or services to the customer. Revenue from a performance obligation satisfied at a point in time is

Note 6. Revenues from Contracts with Customers (Continued)

recognized at the point in time that we determine the customer obtains control over the promised good or service. The amount of revenue recognized reflects the consideration we expect to be entitled to in exchange for those promised goods or services (*i.e.*, the "transaction price"). In determining the transaction price, we consider multiple factors, including the effects of variable consideration. Variable consideration is included in the transaction price only to the extent it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainties with respect to the amount are resolved. In determining when to include variable consideration in the transaction price, we consider the range of possible outcomes, the predictive value of our past experiences, the time period of when uncertainties expect to be resolved and the amount of consideration that is susceptible to factors outside of our influence, such as market volatility or the judgment and actions of third parties.

Significant Judgement

Significant judgement is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Broker Dealer Commissions

The Company earns commissions through commission sharing agreements with other broker-dealers. One broker/dealer executes its trades through a second broker/dealer which pays the Company a share of the revenue from those trades. Commission revenue and related expenses are recognized on trade date when the performance obligation is satisfied. The Company believes that the performance obligation is satisfied on trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the parties. There was $25,939 in commissions receivable from contracts with customers at December 31, 2021. Management has determined that no allowance for credit losses is necessary at December 31, 2021.

At December 31, 2020 commissions receivable from contracts with customers was $24,340.

7. **Subsequent Events**

The Company has evaluated subsequent events through March 29, 2022, the date the financial statements were available to be issued. Management concluded that there were no events to disclose, and no events were evaluated after such date.

Duane Street Capital BD LLC
UNIFORM NET CAPITAL RULE 15c3-1
Year ended December 31, 2021

Capital		
Member's Equity	$	195,329
Non Allowable Assets		(27,271)
Net capital	$	168,058
Aggregate indebtedness	$	22,285
Computation of basic net capital requirement		
Minimum dollar net capital required	$	5,000
Minimum dollar net capital required 6 2/3 % of Aggregate indebtedenss		1,486
Net capital requirement	$	5,000
Excess net capital	$	163,058
Net capital less greater of 10% of aggregate indebtedness or 120% of minimum net capital required	$	162,058
Percentage of aggregate indebtedness to net capital		13.3%

There was no difference between the net capital reported by the company in Part IIA of the focus report as amended and these financial statements.

Supplemental Information

For the year ended December 31, 2021

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 pursuant to footnote 74 of SEC Release 34-70073. The Company does not hold funds or securities for, or owe money or securities to, customers.

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 pursuant to footnote 74 of SEC Release 34-70073. The Company (#1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (#2) did not carry accounts of or for customers; and (#3) did not carry PAB accounts (as defined in Rule 17c-3) throughout the most recent fiscal year without exception.

See report of independent registered public accounting firm

Morey, Nee, Buck & Oswald, LLC

Certified Public Accountants and Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of Duane Street Capital BD LLC

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) Duane Street Capital BD LLC (the Company) did not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and (2) the Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to referring securities transactions to other broker-dealers In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Duane Street Capital BD LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Duane Street Capital BD LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Morey, Nee, Buck & Oswald, LLC

Bethlehem PA

March 29, 2022

1120 N. Bethlehem Pike • Suite 107 • PO Box 459 • Spring House, PA 19477• Phone: 610-882-1000
2571 Baglyos Circle • Suite B20 • Bethlehem, PA 18020 • Phone: 610-882-1000
27 E. High Street • Suite A • Somerville, NJ 08876 • Phone: 908-393-0549
430 W. 24th Street • Suite 1A • New York, NY 10011• Phone: 212-741-5117

www.moreycpa.com

Duane Street Capital BD LLC

Exemption Report

Duane Street Capital BD LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to referring securities transactions to other broker-dealers, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, and (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Duane Street Capital BD LLC

I, Brian S. Connolly, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

Brian S. Connolly
Managing Member

Dated: March 29, 2022